February 23, 2012	Writer’s Direct Contact 212.468.8179 apinedo@mofo.com

Via Courier

Hughes Bates
Katherine Hsu
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Incapital Trust Products LLC
Registration Statement on Form S-3
File No. 333-178604

Dear Mr. Bates and Ms. Hsu:

We appreciated that you made time to talk to David Lynn and to me yesterday regarding our client’s Registration Statement and the Staff’s comments.  During the course of our conversation we noted that Incapital intends to conduct debt repackagings and has included in the Registration Statement features that are common for debt repackagings.  In fact, the Securities and Exchange Commission has reviewed and approved numerous debt repackaging programs that include the same types of assets and that utilize the same features.  It was noted on the call yesterday that while the Staff may have approved debt repackagings that included calls, puts, etc., or that referenced call warrants or call rights, it might have been the case that the Staff in its review of such filings had not focused on, or considered closely, the potential issues that might be raised under Regulation AB or under Rule 3a-7 of the 1940 Act.  We previously supplied you and your colleagues with a list of debt repackagings and the links to the filings.  Each of those debt repackagings contained the very same assets that Incapital intends to include and the disclosures are identical.  During the call we were asked to produce the SEC’s comment letters and responses for many of these.  Though we assume that the SEC has better access to these materials than do we, we nonetheless were able to find quite a few.  We have collected these and include herewith two complete sets for your consideration.  You will note that in a good number the Staff’s comments specifically acknowledge or reference the inclusion of swaps, calls, puts, etc., and also specifically reference call rights or call warrants.  In addition, you will see from the comments included in the packages, that the comments the Staff raised in the past seem to have been addressed to the Staff’s satisfaction such that those registration statements were approved.  Given that Rule 3a-7 has not been amended or revised in any way during recent years, it would be most helpful to understand the legal issues that prompt the Staff to raise concerns over what appear to be well settled practices and approaches.

Ms. Hsu
February 23, 2012
Page Two

Sincerely,
/s/ Anna T. Pinedo
Anna T. Pinedo

cc:           David Lynn